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W. Thomas Conner Direct Phone: +1 202 414 9208 Email: tconner@reedsmith.com

March 5, 2014

VIA EDGAR SUBMISSION

Kristina Aberg
Attorney-Advisor
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Oil Fund, LP
Registration Statement on Form S-3
Filed January 28, 2014
File No. 333-193607

Dear Ms. Aberg:

On behalf of our client, United States Oil Fund, LP (the “Fund” or the “Registrant”), we are transmitting herewith Pre-Effective Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on January 28, 2014. As noted in our cover letter accompanying that filing, the Registration Statement was filed in accordance with Rule 415(a)(6) under the Securities Act of 1933 (the “1933 Act”) because the initial effective date of the Fund’s currently-effective registration statement was December 2, 2011. The prospectus contained in the Registration Statement reflected certain revisions that the Registrant took the opportunity to make to eliminate redundant disclosure, employ “plain English” principles, and generally update the information in the prospectus.

We appreciate the Staff’s timely review of the Registration Statement and the comments provided to us by letter dated February 19, 2014. This letter responds to each of the Staff’s comments; for convenience, each comment is repeated below, with the response immediately following. We have also included a general background discussion of additional revisions that the Registrant has made in the Amendment and the reasons for the revisions. Capitalized terms have the same meaning as in the Registration Statement.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH

MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE

Kristina Aberg March 5, 2014 Page 2

General Background

As noted, while the Registrant was required to file the Registration Statement in accordance with Rule 415(a)(6) of the 1933 Act because the initial effective date of the Fund’s currently-effective registration statement was December 2, 2011, the Registrant took the opportunity to eliminate redundant disclosure that had accumulated over time, employ plain English principles, and update information in the prospectus as necessary. The Registrant also filed the prospectus with the National Futures Association (the “NFA”) pursuant to the requirements of applicable rules of the Commodities Futures Trading Commission (“CFTC”) for commodity pools to file their disclosure documents with the NFA for review and approval. We received constructive comments from both the SEC Staff and the NFA Staff, and we have attempted to respond to the guidance articulated in both sets of comments as described below.

We note the following with regard to certain specific sections of the prospectus:

Outside Front Cover Page: The Registrant has revised the Outside Front Cover Page of the prospectus to avoid the appearance that it is intended to provide a summary of the prospectus, as noted in an NFA comment that it appeared that the prospectus in the Registration Statement included two summaries. The Outside Front Cover Page was revised to include just the information required by Regulation S-K Item 501, focusing in this regard on how the Fund’s shares are initially distributed through the Fund’s Marketing Agent and Authorized Purchasers (“APs”); the compensation these parties receive in this regard as required to be disclosed by Item 501 and applicable rules of the Financial Industry Regulatory Authority; and generally how the offering price to the public (as opposed to APs) is calculated.

Prospectus Summary: The Registrant has responded to certain NFA comments and general observations by revising the prospectus Summary to delete certain general information regarding the sponsor (“Sponsor”) of the Fund, United States Commodity Funds LLC, and the plan of distribution that the Registrant concluded was not necessary to summarize the most important aspects of an investment in the Fund’s shares from the perspective of purchasers in the secondary market. The summary of risk factors included in the prospectus Summary was also revised to be more succinct, as was the fee table (discussed below). Additionally, since the NFA’s and CFTC’s rules do not require a “Breakeven Analysis” in the prospectus Summary (or "forepart" of the prospectus), the Breakeven Analysis now appears just once, in the main portion of the prospectus.

Kristina Aberg March 5, 2014 Page 3

The Offering. This section of the prospectus, now referred to as “Additional Information About USO, Its Investment Objective and Investments,” was revised to: (1) provide additional detail up front about the Fund’s investment objective and strategies, rather than information about USCF appearing first; (2) delete certain information regarding USCF’s directors and officers not directly responsible for the management of the Fund or its trading (any information in this regard otherwise required by Form S-3 and Regulation S-K, as the case may be, is incorporated by reference from the Fund’s Annual Report on Form 10-K and other periodic reports; and (3) revise the fee table to make it more succinct (following the format reviewed previously by the Staff in connection with another USCF-sponsored fund, the United States Asian Commodities Basket Fund) and to provide the information requested by the Staff in its Comment 3. We note that certain information required by Industry Guide 5 was retained in the prospectus, but moved further back in the prospectus. We note additionally that the fee table was revised to focus on amounts paid out of Fund assets to service providers, but that the amounts paid by USCF to other service providers is described in corresponding sections of the prospectus discussing the services provided by the service providers. Finally, we note that the Registrant deleted certain general information regarding the oil market and its regulation since the Registrant does not believe such information is meaningful to most investors and since such information is contained in the Fund’s Annual Report and is legally incorporated by reference into the prospectus.

Responses to Staff Comments

What is the Plan of Distribution?, page SAI-4

Marketing Agent and Authorized Purchasers, page SAI-5

1.	We note your disclosure that the marketing agent will use its best efforts to sell units. Please name the marketing agent as an underwriter under Section 2(a)(11) of the Securities Act.

Response: The Registrant has included the following disclosure in the referenced section (which, as noted above, is now in the “Statement of Additional Information” section of the prospectus): “The activities of the Marketing Agent may result in its being deemed a participant in a distribution in a manner that would render it a statutory underwriter and subject to the prospectus delivery and liability provisions of the 1933 Act.”

2.	We note that a list of authorized purchasers is available upon request to the marketing agent. We believe, however, that the authorized purchasers should be named in the prospectus. Please revise.

Response: A list of Authorized Purchasers as of December 31, 2013, has been added to the referenced section of the prospectus after the fourth paragraph.

3.	Please include the amount paid by you to the service providers during the last fiscal year.

Response: As discussed above, this information in now included in the Fee Table included in the Summary and the main portion of the prospectus.

*       *       *       *       *

Kristina Aberg March 5, 2014 Page 4

We would like to again express our appreciation for the assistance the Staff has provided to the Fund and USCF as it makes what we believe are important revisions to the prospectus. As we have discussed, similar revisions will be made to the prospectuses for the other 10 funds USCF sponsors, so we look forward to discussing remaining comments, if any, with the Staff at its earliest convenience. If you have any questions on the foregoing, please do not hesitate to contact me at (202) 414-9208.

Sincerely,

/s/ W. Thomas Conner

W. Thomas Conner

cc:	Tom Kluck
Heather Harker

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